Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Itaú Unibanco” or “Company”) announces to its shareholders and to the market that, as from the second quarter of 2016, Itaú Corpbanca, the company resulting from the merger between Banco Itaú Chile and CorpBanca, was consolidated in its financial statements, as Itaú Unibanco is its controlling shareholder with a 33.58% ownership of the new bank’s total capital. In order to allow comparison with previous periods, the Company made available historical pro forma data of the combined results of Itaú Unibanco and CorpBanca for the periods previous to the second quarter of 2016.

The pro forma statements above mentioned were prepared considering all lines of the Company’s income statement, including 100% of Itaú CorpBanca’s results. The result related to the minority shareholders is shown in the “minority interests in subsidiaries” line, for both CorpBanca and Banco Itaú Chile.

As the historical data were prepared to demonstrate, on a retroactively basis, the effect of a transaction occurred in a subsequent date, there are limits inherent to pro forma information. The historical data were provided for illustration purposes only and should not be taken as a demonstration of the results that would have been achieved if the merger had occurred on a previous date, nor do they indicate any future results of the combined company.

The spreadsheet with the quarterly historical information since 2014, considering the above mentioned statements, is available in our Investor Relations website (www.itau.com.br/investor-relations).

With this initiative, Itaú Unibanco reiterates its commitment to transparency of information made available to its shareholders and to capital market agents.

São Paulo-SP, July 25, 2016.

MARCELO KOPEL

Investor Relations Officer